March 3, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inflection Point Acquisition Corp. VI
Registration Statement on Form S-1
File No. 333-292443

Ladies and Gentleman:

On March 2, 2026, the undersigned, as the representative of the underwriters, joined in the request of Inflection Point Acquisition Corp. VI that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on March 4, 2026, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

* * *

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ David Batalion
	Name:	David Batalion
	Title:	Managing Director, Investment Banking

[Signature Page to UW Acceleration Request - Withdrawal]